SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549
                         _______________

                             FORM 15

  Certification and Notice of Termination of Registration under
      Section 12(g) of the Securities Exchange Act of 1934
     or Suspension of Duty to File Reports Under Sections 13
        and 15(d) of the Securities Exchange Act of 1934


                                   Commission File Number 1-1117


                        TOYS "R" US, INC.
     (Exact Name of Registrant as Specified in its Charter)


            461 From Road, Paramus, New Jersey  07652
                         (201) 262-7800
(Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)


                   8 1/4% Debentures due 2017
                   8 3/4% Debentures due 2021
    (Title of each class of securities covered by this Form)


             Common Stock, $.10 par value per share
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [ ] Rule 12h-3(b)(1)(ii) [ ]
          Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(i)  [ ] Rule 12h-3(b)(2)(ii) [ ]
          Rule 12h-3(b)(1)(i)  [X] Rule 15d-6           [ ]


     Approximate number of holders of record as of the certification or notice date: There are approximately 80 holders of record of the 8 1/4% Debentures due 2017 and 44 holders of record of the 8 3/4% Debentures due 2021.


     Pursuant to the requirements of the Securities Exchange Act of 1934, Toys "R" Us, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:December 29, 1995        By: /s/ Louis Lipschitz
                                  -------------------
                                  Louis Lipschitz
                                  Senior Vice President-Finance and
                                  Chief Financial Officer